Exhibit 11

               MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

     Computation of Primary and Fully Diluted Per Share Earnings (Loss)

                     (Including Effect of Full Dilution)

                                            (In thousands except as indicated)
                                                1995        1994        1993

Shares for computation of primary and fully
  diluted earnings per share:
  Weighted average number of shares
    outstanding.............................   159,600     158,800     152,700
  Common stock equivalents:
    Convertible debentures (1)..............     ---         4,200       4,200
    Stock options (1).......................     ---           800       1,500
      Total shares for primary earnings
        per share computation...............   159,600     163,800     158,400

Income from continuing operations........... $ 200,050    $172,710    $215,210
  Add back of debenture interest, net (1)...     ---         5,880       5,880
    Earnings from continuing operations
      per common share, as adjusted.........   200,050     178,590     221,090
Discontinued operations:
  Income from operations of
    discontinued segment....................     8,270      20,990       5,890
  Loss on disposition, net..................  (650,000)      ---         ---
    Earnings (loss) attributable to
      common stock.......................... $(441,680)   $199,580    $226,980

Primary earnings (loss) per common share:
  Continuing operations.....................    $ 1.25      $ 1.09      $ 1.41
  Discontinued operations:
    Income from operations of
      discontinued segment..................       .05         .13         .04
  Loss on disposition, net..................     (4.07)        --          --
    Primary and fully diluted earnings
      per share (in dollar amounts).........    $(2.77)     $ 1.22      $ 1.45


(1) Common stock equivalents have an anti-dilutive effect in 1995 and dilutive influences are less than 3% in 1994 and 1993.